January 30, 2013

Jay Ingram, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

RE:

Top to Bottom Pressure Washing, Inc.

Pre-effective Amendment 2 to Registration Statement on Form S-1

Filed January 10, 2013

File No. 333-185174

General

1.

We do not believe that Rule 419 is applicable to our Company.  In fact, it is our position that to represent ourselves as a blank check company, as you are requiring, would be a material misrepresentation and would subject us to civil liabilities under Section 11 of the Securities Act of 1933 (the “1933 Act”) for the reasons below.

FIRST, we consulted with our accountants and our P.C.A.O.B. auditor and neither party has classified our Company as a “development stage” company.  A development stage company is one that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.  Since inception, we have utilized are assets in the direct production of revenues and expenses associated with our industry.

SECOND, Rule 419(a)(1) states that “[t]he provision of this rule shall apply to every registration statement filed under the Act relating to an offering by a blank check company.” (emphasis added).  The following is taken directly from the SEC’s website:

“Restricted securities” are previously-issued securities held by security holders that are not freely tradable because the sale transaction from the issuer [or an affiliate of the issuer] to the security holders was a private transaction. After such a private transaction, the security holders can only resell the securities into the market by using an “effective” registration statement under the Securities Act . . . .

If holders of restricted securities want to resell using an effective registration statement, the issuing company can provide a registration statement for [the holders of restricted securities] to make sales in a public offering  . . . .

http://www.sec.gov/info/smallbus/qasbsec.htm (emphasis added).

Top to Bottom Pressure Washing, Inc. is registering an offering by the selling security holders and for the selling security holders to make sales, not “by the Company” or for the Company to make sales.  The Company is not registering shares for it to sell to the public and it will not receive any proceeds from the selling security holders’ sales.   In fact, the Company is doing just what the SEC described above, i.e.,

6371 Business Blvd., Suite 200, Sarasota, FL  34240 | M. 941.926.9700 P. 941.907.8481 F. 888.865.6949  Top2BottomPressureWashing@gmail.com

Jay Ingram

SEC

January 30, 2013

providing a registration statement so the shareholders can make sales!  Without an offering by the Company and for the Company, we believe that Rule 419 is not applicable.

Contrary to indications in Comment 1 of your letter dated January 23, 2013, we are staying strictly within the rules prescribed.

You are asking us to represent that we are a development stage company that has no specific business plan or purpose or indicate that our business plan is to engage in a merger or acquisition, but we are neither of these options and to state that we are would be a misrepresentation of material fact – a violation of the 1933 Act, subjecting us to potential civil liabilities under Section 11 of the 1933 Act.

Accordingly, designating the Company as a blank check company under Rule 419 is not appropriate, and, therefore, we have not revised the document to comply with Rule 419.

2.

We highlight all our changes and our Edgarizer confirms that the Edgar conversion program is set to convert highlighted text to R-tagged text.  We highlighted all the revised text.  A review of the source code of the HTML file we are filing herewith shows that all changed text is R-tagged.

Outside Front Cover Page

3.

We amended our document accordingly.

Because we can issue additional shares of common stock…, page I-8; Description of Securities, page I-15

4.

We amended our document accordingly.

Determination of Offering Price, page I-9

5.

We amended our document accordingly.

Results of Operations for the Period Ending September 30, 2012, Page I-21

6.

We clarified and expanded our results of operations disclosure per your comment.

Results of Operations for the Period Ended December 31, 2011, page I-22

7.

We clarified and expanded our results of operations disclosure per your comment.

Description of Property, page I-22

8.

We amended our document accordingly.

Audit Committee, page I-23

9.

We amended our document accordingly.

Executive Compensation, page I-25; Compensation of Directors, page I-26

Jay Ingram

SEC

January 30, 2013

10.

We amended our document accordingly.

Legal Matters, page I-27

11.

 We amended our document per your comment.

Where You Can Find Further Information, page I-28

12.

We amended our document accordingly.

Recent Sales of Unregistered Securities, page II-1

13.

We believe our disclosure regarding Recent Sales of Unregistered Securities is appropriate, however, our disclosure elsewhere may have been confusing.  Item 701 of Regulation S-K pertains to the “sale of all securities of the registrant sold by the registrant” The Company (the “Registrant”) has not sold any unregistered securities during the prior three (3) years.  All the current shareholders acquired their “interest” from Mr. Joel Beetham’s personal holdings.  He acquired his 100% interest in the Company prior to April 2008, more than three (3) years ago.  We revised Note 7 of the financial statements, and elsewhere, to more clearly describe our shareholders’ acquisitions from Mr. Beetham, not the Registrant/Company.

Exhibit 23

14.

We provided an updated consent as required.

Sincerely,

/s/Douglas P. Zolla

Douglas P. Zolla

President